Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-146819

MFA MORTGAGE INVESTMENTS, INC. 350 Park Avenue New York, NY 10022 Telephone (212) 207-6400

PRESS RELEASE May 28, 2008	FOR IMMEDIATE RELEASE NEW YORK METRO

CONTACT:	MFA Investor Relations NYSE: MFA 800-892-7547

MFA Mortgage Investments, Inc. Announces
Pricing of Public Offering of Common Stock

MFA Mortgage Investments, Inc. (NYSE: MFA) announced today the pricing of an underwritten public offering of 40,000,000 shares of its common stock, at a price to the public of $6.95 per share, for estimated gross proceeds of approximately $278.0 million. MFA has granted the underwriters a 30-day option to purchase up to an additional 6,000,000 shares of common stock to cover over-allotments, if any. All of the shares are being offered by MFA from its existing shelf registration statement.

The estimated net proceeds to MFA from this offering after the payment of underwriting discounts and commissions and related expenses are expected to be approximately $264.5 million. MFA intends to use substantially all of the net proceeds from this offering to acquire additional high quality Agency MBS, on a leveraged basis, consistent with its investment policy and for working capital, which may include, among other things, the repayment of its repurchase agreements.

MFA expects to close the transaction on or about Tuesday, June 3, 2008, subject to the satisfaction of customary closing conditions.

Morgan Stanley, Deutsche Bank Securities and UBS Investment Bank are acting as joint book-running managers for the offering, with Credit Suisse, JMP Securities, Cantor Fitzgerald & Co. and Friedman Billings Ramsey acting as co-managers.

This press release is neither an offer to sell nor a solicitation of an offer to buy shares of common stock. The offering of these securities will be made only by means of a prospectus and a related prospectus supplement. When available, copies of the prospectus supplement and the accompanying prospectus may be obtained from: Morgan Stanley & Co. Incorporated, 180 Varick Street, New York, NY 10014, Attention: Prospectus Department or by e-mailing prospectus@morganstanley.com; Deutsche Bank Securities Inc., Harborside Financial Center, 100 Plaza One, Jersey City, NJ 07311-3988, or by telephone toll free at 1-800-503-4611, or by email at prospectusrequest@list.db.com, or from a Deutsche Bank Securities Sales Representative; and/or UBS Securities LLC, Prospectus Department, 299 Park Avenue, New York, NY 10171 (telephone number: 888-827-7275).

About MFA

MFA is a real estate investment trust (REIT) primarily engaged in the business of investment, on a leveraged basis, in a portfolio of high-quality hybrid and adjustable-rate mortgage-backed securities.

When used in this press release or other written or oral communications, statements which are not historical in nature, including those containing words such as “believe,” “expect,” “anticipate,” “estimate,” “plan,” “continue,” “intend,” “should,” “may” or similar expressions, are intended to identify “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and, as such, may involve known and unknown risks, uncertainties and assumptions. Statements regarding the following subjects, among others, may be forward-looking: changes in interest rates and the market value of MFA’s MBS; changes in the prepayment rates on the mortgage loans securing MFA’s MBS; MFA’s ability to borrow to finance its assets; changes in government regulations affecting MFA’s business; MFA’s ability to maintain its qualification as a REIT for federal income tax purposes; MFA’s ability to maintain its exemption from registration under the Investment Company Act of 1940; and risks associated with investing in real estate assets, including changes in business conditions and the general economy. These and other risks, uncertainties and factors, including those described in the annual, quarterly and current reports that MFA files with the SEC, could cause MFA’s actual results to differ materially from those projected in any forward-looking statements it makes. All forward-looking statements speak only as of the date on which they are made. New risks and uncertainties arise over time and it is not possible to predict those events or how they may affect MFA. Except as required by law, MFA is not obligated to, and does not intend to, update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement dated May 27, 2008) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from Morgan Stanley & Co. Incorporated, 180 Varick Street, New York, NY 10014, Attention: Prospectus Department or by e-mailing prospectus@morganstanley.com; Deutsche Bank Securities Inc., Harborside Financial Center, 100 Plaza One, Jersey City, NJ 07311-3988, or by telephone toll free at 1-800-503-4611, or by email at prospectusrequest@list.db.com, or from a Deutsche Bank Securities Sales Representative; and/or UBS Securities LLC, Prospectus Department, 299 Park Avenue, New York, NY 10171 (telephone number: 888-827-7275).